EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                               2 MARCH 2005

                              WPP GROUP PLC ("WPP")

                     Poster Publicity and Portland to merge
                     to create global outdoor media company


WPP has agreed with Poster Publicity Group Limited ("Poster Publicity") to merge WPP's current outdoor specialist, Portland Outdoor Limited ("Portland"), with Poster Publicity to create a global outdoor media buying and planning business. This is conditional on regulatory approvals.

WPP's collective media investment management operation, GroupM, will transfer its outdoor business and professionals into the new venture, resulting in a leading global outdoor specialist business with offices in over 35 countries, including the UK and the US.

The new company, whose name will be announced separately, will be headed by Eric Newnham as CEO, with other key management posts being taken up by the key managers of Poster Publicity and Portland. The new company will employ over 300 professionals.

Portland's net revenues as at 31 December 2003 were (pound)10.5 million, with net assets of (pound)8.1 million as at that date. Poster Publicity's net revenues as at 30 June 2004 were (pound)10.4 million, with net assets of (pound)8.1 million at that date. Portland's gross billings as at 31 December 2003 were (pound)148.4 million and Poster Publicity's billings as at 30 June 2004 were (pound)199.8 million.

This investment continues WPP's strategy of developing its networks in important and fast-growing markets and sectors.

For further information please contact:
Feona McEwan, WPP       44-20 7408 2204
www.wpp.com